Crowdmed

BALANCE SHEET

As of March 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Analysis Checking (XXXXXX 7818)	681,556.75
PayPal	0.00
PayPal 2	2,598.53
Total Bank Accounts	**$684,155.28**
Accounts Receivable	
Accounts Receivable (A/R)	775.00
Total Accounts Receivable	**$775.00**
Other Current Assets	
Loan to Rebekah Castaneda	0.00
Rent Deposit	1,000.00
Uncategorized Asset	0.00
Total Other Current Assets	**$1,000.00**
Total Current Assets	**$685,930.28**
Fixed Assets	
Accumulated Depreciation	-18,397.00
Computer & Technology	17,600.78
Equipment	3,406.17
Office Furnishings	0.00
Total Fixed Assets	**$2,609.95**
TOTAL ASSETS	**$688,540.23**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex Gold (51002)	13,911.73
Total Credit Cards	**$13,911.73**
Other Current Liabilities	
Loan from Shareholder	5,069.90
Payroll Tax Liability	-451,896.01
CA SDI	11,920.94
CA State Income	89,371.47
Federal Income Tax Withholding	236,942.84
FICA Withholding	106,413.55
NY City Tax	2,692.43
NY SDI	61.10
NY State Withholding	3,925.37
Total Payroll Tax Liability	**-568.31**
Total Other Current Liabilities	**$4,501.59**
Total Current Liabilities	**$18,413.32**

	TOTAL
Long-Term Liabilities	
Convertible Debt	2,430,292.44
Convertible Debt B	1,507,000.00
Total Long-Term Liabilities	**$3,937,292.44**
Total Liabilities	**$3,955,705.76**
Equity	
Common Stock	100.00
Equity round 2	16,623.95
Opening Balance Equity	936.90
Retained Earnings	-3,160,761.27
Shareholder Distribution	-83.02
Treasury Stock	-3,250.60
Net Income	-120,731.49
Total Equity	**$ -3,267,165.53**
TOTAL LIABILITIES AND EQUITY	**$688,540.23**